SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 April 2005

MARCH 2005 TRAFFIC

Strong passenger activity with a 6.2% increase in traffic and a high load factor of 80.1% (up 1.7 points)

Passenger operations

Despite the disruptions due to bad weather conditions, the Group posted a good performance with a 1.7-point increase in load factor, now at the high level of 80.1%. Activity remained strong with traffic increasing by 6.2% on 3.9% higher capacity. The Group carried close to 5.6 million passengers (up 2.8%).

All networks posted improving load factors.

The Americas continue to post sustained growth in activity. Traffic increased by 6.2% for a 4.4% rise in capacity, leading to a 1.5-point rise in load factor to 87.3%.

Activity remained buoyant in Asia with traffic and capacity up 11.2% and 10.0% respectively. Load factor stood at 82.6% (up 0.9 points).

On the Africa & Middle-East network, traffic rose 9.1% for an 8.1% increase in capacity. Load factor reached 77.4%, up 0.7 points.

On Caribbean & Indian Ocean routes, the load factor improved by 1.5 points to 84.7%, as traffic remained stable (+0.4%) on 1.4% lower capacity.

The medium-haul network also posted a good performance with a 2.8-point gain in load factor (68.3%), as traffic increased by 3.6% for a slight decrease in capacity (down 0.7%)

The performance per airline was as follows:

•	Air France load factor reached 78.7% (up 2.4 points) with traffic increasing by 6.0% for a 2.7% rise in capacity.

•	KLM traffic grew in line with capacity (up 6.4% and up 6.1% respectively). Load factor stood at the high level of 82.7% (up 0.3 points).

Cargo operations

In March, the Group posted a 2.0% drop in cargo traffic, as activity was affected by weak demand on the Asian markets and by the calendar effect due to Easter (in April last year). Capacity increased by 5.2% and load factor stood at 67.0%, down 4.9 points.

•	Air France cargo traffic and capacity were up 3.3% and 7.5% respectively. Load factor stood at 63.1% (down 2.6 points).

•	KLM cargo traffic decreased by 7.9% on 2.1% higher capacity. Load factor stood at 72.6% (down 7.9 points).

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - site web : www.airfrance-finance.com

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STATISTICS

Passenger operations (millions)

	March			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Passengers carried (000)	5,562	5,411	2.8%	64,075	60,611	5.7%
Revenue pax-kilometers (RPK)	14,953	14,086	6.2%	168,998	155,138	8.9%
Available seat-kilometers (ASK)	18,665	17,964	3.9%	214,606	200,748	6.9%
Passenger load factor (%)	80.1%	78.4%	1.7	78.7%	77.3%	1.5

Europe (including France)
Passengers carried (000)	3,900	3,853	1.2%	45,320	43,518	4.1%
Revenue pax-kilometers (RPK)	2,968	2,866	3.6%	34,667	32,975	5.1%
Available seat-kilometers (ASK)	4,348	4,379	(0.7%)	51,390	49,086	4.7%
Passenger load factor (%)	68.3%	65.4%	2.8	67.5%	67.2%	0.3

America (North and South)
Passengers carried (000)	620	587	5.6%	7,294	6,693	9.0%
Revenue pax-kilometers (RPK)	4,600	4,333	6.2%	53,584	49,391	8.5%
Available seat-kilometers (ASK)	5,272	5,051	4.4%	62,646	59,678	5.0%
Passenger load factor (%)	87.3%	85.8%	1.5	85.5%	82.8%	2.8

Asia / Pacific
Passengers carried (000)	359	325	10.6%	4,010	3,258	23.1%
Revenue pax-kilometers (RPK)	3,168	2,850	11.2%	35,306	28,680	23.1%
Available seat-kilometers (ASK)	3,835	3,486	10.0%	43,323	35,776	21.1%
Passenger load factor (%)	82.6%	81.7%	0.9	81.5%	80.2%	1.3

Africa & Middle East
Passengers carried (000)	387	353	9.6%	4,305	3,911	10.1%
Revenue pax-kilometers (RPK)	2,056	1,884	9.1%	22,459	20,706	8.5%
Available seat-kilometers (ASK)	2,657	2,459	8.1%	28,831	26,945	7.0%
Passenger load factor (%)	77.4%	76.6%	0.7	77.9%	76.8%	1.0

Caribbean-Indian Ocean
Passengers carried (000)	296	294	0.7%	3,146	3,230	(2.6%)
Revenue pax-kilometers (RPK)	2,162	2,153	0.4%	22,983	23,386	(1.7%)
Available seat-kilometers (ASK)	2,553	2,589	(1.4%)	28,416	29,264	(2.9%)
Passenger load factor (%)	84.7%	83.2%	1.5	80.9%	79.9%	1.0

Cargo operations (millions)

	March			Cumulative (1)
Total Group	2005	2004	%	2004-05	2003-04%
Revenue tonne-km (RTK)	890	908	(2.0%)	10,078	9,264	8.8%
Available tonne-km (ATK)	1,330	1,263	5.2%	14,774	13,506	9.4%
Cargo load factor (%)	67.0%	71.9%	-4.9	68.2%	68.6%	-0.4

Europe (including France)
Available tonne-km (ATK)	9	10	(12.3%)	96	94	2.2%
Revenue tonne-km (RTK)	39	38	3.1%	440	427	3.2%
Cargo load factor (%)	21.8%	25.6%	-3.8	21.7%	21.9%	-0.2

America (North and South)
Revenue tonne-km (RTK)	311	301	3.3%	3,498	3,217	8.7%
Available tonne-km (ATK)	437	423	3.3%	5,020	4,793	4.7%
Cargo load factor (%)	71.3%	71.3%	0.0	69.7%	67.1%	2.6

Asia / Pacific
Revenue tonne-km (RTK)	436	461	(5.5%)	5,012	4,550	10.1%
Available tonne-km (ATK)	622	580	7.2%	6,790	5,843	16.2%
Cargo load factor (%)	70.2%	79.6%	-9.4	73.8%	77.9%	-4.1

Africa & Middle East
Revenue tonne-km (RTK)	82	82	(0.0%)	914	852	7.3%
Available tonne-km (ATK)	134	131	2.2%	1,480	1,420	4.2%
Cargo load factor (%)	61.2%	62.6%	-1.3	61.8%	60.0%	1.8

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	53	54	(2.4%)	559	552	1.2%
Available tonne-km (ATK)	98	92	6.8%	1,044	1,023	2.1%
Cargo load factor (%)	53.6%	58.7%	-5.1	53.5%	54.0%	-0.5

(1)	consolidation of Air France over 12 months (April-March) and KLM over 11 months (May-March)

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations